UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM ___________ TO _____________

COMMISSION FILE NUMBER 1-12001

ALLEGHENY LUDLUM CORPORATION PERSONAL
RETIREMENT AND 401(K) SAVINGS ACCOUNT PLAN

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule
Allegheny Ludlum Corporation Personal Retirement and 401(k) Savings Account Plan
Years Ended December 31, 2004 and 2003
With Report of Independent Registered Public Accounting Firm

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan

Audited Financial Statements
and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Allegheny Technologies Incorporated

We have audited the accompanying statements of net assets available for benefits of the Allegheny Ludlum Corporation Personal Retirement and 401(k) Savings Account Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 23, 2005
Pittsburgh, Pennsylvania

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Investments:
Interest in Allegheny Master Trust	$83,874,307	$77,595,773
Interest in registered investment companies	29,009,444	23,191,284
Corporate common stocks	13,117,734	10,674,790
Participant loans	5,832,153	5,619,359
Interest in common collective trusts	15,066	134,103

Total investments	131,848,704	117,215,309

Employer contribution receivable	76,669	—
Employee contributions receivable	220,852	—
Other receivables (payables), net	345	(126,616)

Net assets available for benefits	$132,146,570	$117,088,693

See accompanying notes.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2004	2003

Contributions:
Employer	$2,296,863	$2,412,075
Employee	8,031,596	5,375,543

Total contributions	10,328,459	7,787,618

Investment income:
Net realized/unrealized gain on corporate common stocks	6,155,259	6,606,984
Net gain from interest in Allegheny Master Trust	4,810,536	6,817,946
Net gain from interest in registered investment companies	3,294,616	4,396,256
Interest income	286,284	340,017
Dividend income	166,802	197,275
Net gain from interest in common collective trusts	611	686,146
Other income	29,169	—

Total investment income	14,743,277	19,044,624

	25,071,736	26,832,242

Distributions to participants	(10,013,614)	(6,632,092)
Plan transfers, net	—	5,440
Fees	(245)	—

	(10,013,859)	(6,626,652)

Net increase in net assets available for benefits	15,057,877	20,205,590
Net assets available for benefits at beginning of year	117,088,693	96,883,103

Net assets available for benefits at end of year	$132,146,570	$117,088,693

See accompanying notes.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan

Notes to Financial Statements

December 31, 2004

1. Significant Accounting Policies

Investments are valued as follows:

Bank and insurance investment contracts (investment contracts) with varying contract rates and maturity dates are stated at contract value.

Although it is management’s intention to hold the investment contracts in the Standish Fixed Income Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

All other investments are stated at their net asset value, based on the quoted market prices of the securities held in such funds on applicable exchanges.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The financial statements are prepared under the accrual basis of accounting.

2. Description of the Plan

The Allegheny Ludlum Corporation Personal Retirement and 401(k) Savings Account Plan (the Plan) is a defined contribution plan and subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The purpose of the Plan is to provide retirement benefits to eligible employees of Allegheny Ludlum Corporation (ALC or the Company) through company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. ALC is a wholly owned subsidiary of Allegheny Technologies Incorporated (ATI, the Plan Sponsor). ALC contributes to the Plan $0.50 per hour worked per eligible union employee. Unless otherwise specified by the participant, all contributions are made to the Standish Fixed Income Fund. Such contributions are made only from current income or accumulated earnings of the Plan Sponsor. The Plan allows participants to direct contributions made on their behalf to any of the investment alternatives. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. In addition, the employees’ annual pretax profit

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

sharing award and pretax Longevity Incentive Payment Plan award may be contributed at the employees’ discretion as their deferral. Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mellon Bank, N.A., for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.

Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Participants are fully vested in their entire participant account.

Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.

Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan document, summary plan description, and related contracts. Copies of these documents are available from the Plan Sponsor.

3. Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2004	2003

Standish Fixed Income Fund	$66,293,877	$60,271,858
Allegheny Technologies Incorporated common stock	13,117,734	10,674,790
Alliance Capital Growth Pool	9,073,800	8,157,065
ATI Disciplined Stock Fund	8,506,630	9,166,850
Oakmark Balanced Fund	8,365,660	6,836,824
Dreyfus Emerging Leaders Fund	6,877,142	6,695,196

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Certain of the Plan’s investments are in the Allegheny Master Trust, which has three separately managed institutional investment accounts in the ATI Disciplined Stock Fund, the Alliance Capital Growth Pool, and the Standish Fixed Income Fund, which are valued on a unitized basis (collectively, the “Allegheny Master Trust”). The Allegheny Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan has an undivided interest in the Allegheny Master Trust. At December 31, 2004 and 2003, the Plan’s interest in the net assets of the Alliance Capital Growth Pool, the Standish Fixed Income Fund, and the ATI Disciplined Stock Fund was as follows:

	2004	2003

Standish Fixed Income Fund	33.34%	31.46%
Alliance Capital Growth Pool	23.80	22.88
ATI Disciplined Stock Fund	11.49	11.78

Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Allegheny Master Trust.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The composition of the net assets of the Standish Fixed Income Fund at December 31, 2004 and 2003, was as follows:

	2004	2003

Guaranteed investment contracts:
Canada Life	$1,371,538	$2,757,412
GE Life and Annuity	8,735,242	9,583,804
Hartford Life Insurance Company	8,250,446	10,939,222
John Hancock Life Insurance Company	4,670,166	8,848,178
Monumental Life Insurance Company	1,017,190	2,353,862
New York Life Insurance Company	6,769,166	6,814,589
Ohio National Life	2,687,551	4,652,712
Pacific Mutual Life Insurance Company	5,061,507	6,075,054
Principal Life	1,243,795	1,187,962
Protective Life Insurance Company	—	1,006,456
Pruco Pace Credit Enhanced	7,132,148	8,947,069
Security Life of Denver	5,972,064	6,737,205
United of Omaha	2,929,738	7,226,335

	55,840,551	77,129,860

Synthetic guaranteed investment contracts:
Caisse des Depots et Consignations	—	1,999,995
MDA Monumental BGI Wrap	36,520,489	33,990,199
Bank of America	33,366,628	17,803,044
Rabobank	37,879,291	36,635,330
Union Bank of Switzerland	25,166,696	14,768,321

	132,933,104	105,196,889

Interest in common collective trusts	9,386,961	8,515,369
Other	670,702	764,537

Total net assets	$198,831,318	$191,606,655

The Standish Fixed Income Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Allegheny Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs) with fair values of $134,332,201 and $107,926,162 at December 31, 2004 and 2003, respectively.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2004 and 2003, the interest crediting rates for GICs and Fixed Maturity SICs ranged from 3.87% to 8.05% and 3.58% to 8.02%, respectively.

For the years ended December 31, 2004 and 2003, the average annual yield for the investment contracts in the Fund was 4.89% and 5.31%, respectively. Fair value of the GICs was estimated by discounting the weighted average of the Fund’s cash flows at the then-current, interest-crediting rate for a comparable maturity investment contract. Fair value for the SICs was estimated based on the fair value of each contract’s supporting assets at December 31, 2004 and 2003.

The composition of net assets of the Alliance Capital Growth Pool at December 31, 2004 and 2003 was as follows:

	2004	2003

Investment in pooled separate accounts:
Alliance Equity Fund S.A. #4	$38,135,320	$35,666,427
Operating payables	(11,230)	(10,616)

Total net assets	$38,124,090	$35,655,811

The composition of net assets of the ATI Disciplined Stock Fund at December 31, 2004 and 2003 was as follows:

	2004	2003

Corporate common stocks	$72,955,300	$77,259,404
Receivables	1,085,015	283,072
Interest in common collective trusts	71,478	337,451
Payables	(97,126)	(42,301)

Total net assets	$74,014,667	$77,837,626

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The composition of the changes in net assets of the Allegheny Master Trust is as follows:

	Standish Fixed Income Fund		Alliance Capital Growth Pool		ATI Disciplined Stock Fund
	Years Ended December 31
	2004	2003	2004	2003	2004	2003

Investment income (loss):
Interest income	$9,236,594	$9,953,790	$—	$—	$—	$214,654
Net realized/unrealized gain (loss) on corporate common stocks	(1,358)	—	—	—	4,352,382	13,699,382
Dividends	—	—	—	—	1,368,881	1,073,159
Net gain, registered investment companies	—	45,315	—	—	—	—
Net gain, pooled separate accounts	—	—	5,432,718	9,614,660	—	—
Net gain, common collective trusts	122,717	111,616	—	—	8,488	10,183
Administrative expenses	(240,688)	(201,917)	(128,988)	(72,409)	(551,752)	(660,982)
Transfers	(1,892,602)	888,462	(2,835,451)	(440,184)	(9,000,958)	8,571,888

Net increase (decrease)	7,224,663	10,797,266	2,468,279	9,102,067	(3,822,959)	22,908,284
Total net assets at beginning of year	191,606,655	180,809,389	35,655,811	26,553,744	77,837,626	54,929,342

Total net assets at end of year	$198,831,318	$191,606,655	$38,124,090	$35,655,811	$74,014,667	$77,837,626

Interest, realized and unrealized gains and losses, and management fees from the Allegheny Master Trust are included in the net gain from interest in Allegheny Master Trust on the statements of changes in net assets available for benefits.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 25, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Parties-in-Interest

Dreyfus Corporation is the manager of the Dreyfus Mutual Funds that are offered as investment options under this Plan. Dreyfus Service Corporation is the funds’ distributor. Dreyfus Corporation and Dreyfus Service Corporation are both wholly owned subsidiaries of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Bank, N.A., the trustee for this Plan. Therefore, transactions with these entities qualify as party-in-interest transactions.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant of beneficiary under the Plan of any vested right.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2004	2003

Net assets available for benefits per the financial statements	$132,146,570	$117,088,693
Deemed distribution of benefits to participants	(160,093)	(158,029)

Net assets available for benefits per the Form 5500	$131,986,477	$116,930,664

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2004:

Benefits paid to participants per the financial statements	$10,013,614
Add: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2004	2,064

Benefits paid per the Form 5500	$10,015,678

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan

EIN: 25-1792394       Plan: 005

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2004

Description	Units/Shares	Current Value

Registered Investment Companies:
Dreyfus Emerging Leaders Fund*	155,485.9060	$6,877,142
Dreyfus Bond Market Index *	127,793.1070	1,317,547
Dreyfus International Value Fund*	174,631.9010	3,426,278
Artisan Funds	101,262.7350	2,993,326
Dreyfus Appreciation Fund *	8,378.9060	324,180
Oakmark Balanced Fund	355,985.5210	8,365,660
Hartford Midcap Fund	36,967.1740	1,057,631
Lord, Abbett Midcap Fund	57,326.8390	1,297,306
MFS Value Fund	29,263.5120	677,158
Morgan Stanley Small Growth Fund	33,490.8130	418,635
PIMCO – NFJ Fund	31,813.1150	918,445
PIMCO – Total Return Fund	31,580.8490	336,968
Jennison Growth Fund	66,492.0940	944,853

		28,955,129

Self-directed accounts:
Dreyfus 100% US Treasury MM Fund*	2,441.3200	2,441
Fidelity Equity Income – Real Estate	187.6830	5,544
Fidelity Select Portfolios – Energy	161.9160	5,267
T. Rowe Price Health Sciences Fund	239.0060	5,523
T. Rowe Price Capital Appreciation Fund	555.9690	10,836
T. Rowe Price Mid-Cap Value Fund	488.8350	11,238
T. Rowe Price Real Estate Fund	312.6880	5,597
Vanguard Windsor Fund	435.5050	7,869

Total self-directed accounts		54,315

Total Registered Investment Companies		$29,009,444

Common Collective Trusts
Dreyfus Short-Term Investment Fund*	15,065.7700	$15,066

Corporate Common Stocks
Allegheny Technologies Incorporated*	605,340.7560	$13,117,734

Participant loans* (5.0% to 10.5%, with maturities through 2019)		$5,832,153

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED
ALLEGHENY LUDLUM CORPORATION
PERSONAL RETIREMENT AND 401(K) SAVINGS
ACCOUNT PLAN

	By:	/s/ Richard J. Harshman

Date: June 27, 2005		Richard J. Harshman
Executive Vice President-Finance and
Chief Financial Officer
(Principal Financial Officer and Duly
Authorized Officer)